EXHIBIT 99.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Agrium Inc. (the “Company”)
We consent to the inclusion in this annual report on Form 40-F of:
•	our Independent Auditors’ Report of Registered Public Accounting Firm dated March 7, 2011 on the consolidated balance sheets of the Company as at December 31, 2010 and 2009, and the consolidated statements of operations, cash flows, and comprehensive income and shareholders’ equity for each of the years in the three-year period ended December 31, 2010
•	our Independent Auditors’ Report of Registered Public Accounting Firm dated March 7, 2011 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 each of which is included in this annual report on Form 40-F in Exhibits 99.6 and 99.7, respectively, of the Company for the fiscal year ended December 31, 2010.
We also consent to the incorporation by reference of such reports in Registration Statements Nos. 333-170580 and 333-161829 on Form F-10 and Registration Statements Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666 and 333-161620 on Form S-8 of Agrium Inc.
/s/  KPMG LLP

Chartered Accountants
Calgary, Canada
March 7, 2011